EXHIBIT 1.01

The Aaron’s Company, Inc.
Conflict Mineral Report
For the Reporting Period January 1, 2023 to December 31, 2023

The Aaron’s Company, Inc. (the “Company”) is filing this Conflict Minerals Report (the “CMR”) for the reporting period January 1, 2023 to December 31, 2023 (the “Reporting Period”) as an exhibit to its Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Company manufactures or contracts to manufacture “products” that may contain “Conflict Minerals” (as defined below), present in its supply chain that may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and may not be from recycled or scrap sources. Accordingly, the Company is filing this CMR as an exhibit to Form SD to describe the due diligence measures taken to determine the source and chain of custody of the Conflict Minerals used in its products during the Reporting Period.

I.Company Overview and Covered Products

The Company is a leading technology-enabled, omnichannel provider of lease-to-own and retail purchase solutions of appliances, electronics, furniture and other home goods across its brands: Aaron's, BrandsMart U.S.A, BrandsMart Leasing, and Woodhaven. Aaron's offers a direct-to-consumer lease-to-own solution through its approximately 1,220 Company-operated and franchised stores in 47 states and Canada, as well as its e-commerce platform. BrandsMart U.S.A. is one of the leading appliance and consumer electronics retailers in the southeast United States and one of the largest appliance retailers in the country with 11 retail stores in Florida and Georgia. BrandsMart Leasing offers lease-to-own solutions to customers of BrandsMart U.S.A. Woodhaven is the Company's furniture manufacturing division.

II.Reasonable Country of Origin Inquiry

In accordance with the Rule and Form SD, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in its products during the Reporting Period to determine whether any of such Conflict Minerals originated in the Covered Countries and/or whether any of such Conflict Minerals may be from recycled or scrap sources. Form SD defines “Conflict Minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Covered Countries.

Early in 2013, the Company established, and has since maintained, a cross-functional working group to determine whether any of the products manufactured or contracted to be manufactured by the Company included parts, components or products which contained “Conflict Minerals” that are necessary to the functionality or production of such products. The working group determined that for the Reporting Period, certain of the products from the Company’s Woodhaven Furniture Industries division were either manufactured or contracted to be manufactured by the division. These products and related purchasing components and parts were then reviewed to determine whether they contained or were likely to contain any Conflict Minerals. Based on these reviews, products containing Conflict Minerals necessary to its generally expected function, use, purpose or production were identified, together with the supplier or suppliers of the relevant products, components or parts.

The Company’s standard questionnaire, based upon the conflict mineral reporting template developed by the Responsible Minerals Initiative, was distributed to all identified suppliers of the Company’s products, components or parts containing or likely to contain Conflict Minerals to (i) confirm the presence of Conflict Minerals in such products, components or parts, (ii) determine the country of origin of the Conflict Minerals used therein, (iii) determine whether such Conflict Minerals were sourced from recycled or scrap materials, and (iv) confirm whether the products, components or part were otherwise outside of the supply chain for the Reporting Period, as set forth in the instructions to Form SD. The questionnaire requested information on Conflict Minerals supplied to the Company during the Reporting Period, and contained representations and certifications as to the source and origin of the necessary Conflict Minerals contained in the relevant items. The Company engaged with suppliers through personal and written communications, as necessary, resulting in a 100% response rate. Based upon its review of such certifications and other communications with its suppliers, the Company considers that it is reasonable to rely upon the representations contained therein.

III.Due Diligence

Design of Due Diligence

The Company’s working group has developed policies and procedures (the “Protocol”) consistent with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (Third Edition 2016) (the “Guidance”) for supply chain diligence relating to Conflict Minerals.

Due Diligence Performed

As part of the Protocol, and consistent with the OECD Guidance, the Company adopted a Conflict Minerals Policy in November 2013. A copy of the Policy, together with a copy of the Form SD and CMR, can be found on the Company’s website at https://investor.aarons.com/corporate-governance. The content of our website as referred to in this CMR is included for general information only and is not incorporated by reference into this CMR. In accordance with the Policy, the Company performs various due diligence procedures to its supply chain and has sought the cooperation and assistance of its suppliers in ensuring that the Conflict Minerals used in the Company’s products continue to be sourced reliably and responsibly.

As noted above, during the Reporting Period, the Company engaged with certain suppliers in connection with its RCOI process to determine the source of the Conflict Minerals included in its products.

The Company's success in making determinations about the potential presence of Conflict Minerals in its products depends upon various factors including, but not limited to, (i) the respective due diligence efforts of its direct suppliers and their supply chain, together with their willingness to provide the requested information, representations and certifications to the Company, and (ii) the ability of the entities involved in the Company's supply chain to make determinations consistent with nationally or internationally recognized standards, including the OECD Guidance. The Company's inability to obtain reliable information from any level of its supply chain could have a material impact on its future ability to report on the presence of Conflict Minerals with any degree of certainty. There can be no assurance that the Company’s suppliers will continue to cooperate with its information inquiries and requests for certifications or provide reliable and timely documentation or other evidence the Company requires to enable the Company to make its own reasonable determination.

IV.Results of Due Diligence

Based on the information obtained pursuant to the RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of the Conflict Minerals included in its products. Although the Company received responses from its suppliers in connection with its RCOI, a supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company is unable to report any known facilities/smelters and/or countries of origin for the Conflict Minerals included in its products at this time. The Company continues to implement and refine its Conflict Minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers.